Exhibit 99.1

FLOW INTERNATIONAL ANNOUNCES

PRELIMINARY THIRD FISCAL QUARTER 2003

RESULTS

KENT, Wash., March 17, 2003 – Flow International Corporation (Nasdaq: FLOW), the world’s leading developer and manufacturer of ultrahigh-pressure waterjet technology equipment used for cutting, cleaning (surface preparation) and food safety applications, today reported preliminary results for its third fiscal quarter ended January 31, 2003. On a consolidated basis, FLOW reported fiscal third quarter preliminary revenues of $28.9 million and a preliminary net loss of $42.3 million or $2.61 per diluted share, which includes $32.8 million in charges related to accounts receivable and inventory reserves, goodwill impairment, allowances for deferred tax assets and other adjustments. These adjustments were highly influenced by the economic environment the company and its customers face, and are further described in detail in the “Comprehensive Financial Review” section below. This compares to $41.5 million in revenue and a net loss of $505,000 or $0.03 per diluted share in the fiscal third quarter of 2002. Year to date, the company recorded preliminary revenues of $113.6 million and a preliminary loss of $54.2 million or $3.34 per diluted share, compared to $132.3 million in revenues and net income of $291,000 or $0.02 per diluted share for the same period of fiscal 2002. The company is continuing to work with its independent accountants to finalize these amounts. The company intends to file a Form 12b-25 tomorrow, which extends the filing date for the company’s Form 10-Q until March 24, 2003.

The Flow Waterjet Systems segment reported preliminary third quarter revenues of $30.5 million and a preliminary net loss of $26.5 million or $1.64 per diluted share. The Avure Technologies segment (“Avure”) recorded preliminary negative revenues as a result of the reversal of percentage of completion revenue previously recognized on four food systems (for two customers) based on the customers’ failure to fulfill their purchase contract obligations. Total revenue reversed in the quarter was $5.9 million and, as a result, Avure reported preliminary third quarter revenues of negative $1.7 million and a preliminary net loss of $15.8 million or $0.97 per diluted share. Avure booked $3 million in new food orders during the quarter, however revenue from these orders will be recognized upon customer acceptance.

“Shortly after I became President and CEO in January, we began an immediate and comprehensive review of our financial condition and operations capabilities,” commented Stephen R. Light, FLOW’s new President and CEO. “The focus of this analysis was to identify and implement actions to reduce debt and return the company to profitability. The recently announced two-year restructuring program that will bring extensive operational improvements to the company is an initial result of this effort (see Restructuring detailed below). This review continues. However, as a consequence of our third quarter results, we are in default of all financial loan covenants. As the company’s current senior credit facility expires September 2003, we are working closely with our Senior Lenders to restore FLOW to a solid financial footing. I am pleased to report that we have already begun jointly working on a new long-term credit facility which is expected to be in place effective April 30, 2003. The company also expects to work with its Subordinated Lender to modify terms and covenants of the existing agreement to be in compliance effective April 30, 2003.

“On the Avure side of FLOW,” Light continued, “our General Press business has been impacted by a worldwide slowdown in aerospace and automotive demand, and we have experienced more than a 50% decline in new orders and revenues. However, our food equipment product line continues to make progress, with more than 62 ultrahigh-pressure food processing systems now in use around the world, demonstrating the commercial viability of those products in what is still an early stage emerging market. To realize the value of our investment in food processing technology in the near-term, we recently announced we have retained The Food Partners, LLC, (‘TFP’) a well respected banking firm that specializes in the food industry. TFP is preparing a detailed review of Avure to help us develop and implement value maximizing strategic alternatives.”

Banking Update

As of January 31, 2003, the company was in default of its financial loan covenants. Accordingly, all debt outstanding to the Lenders has been classified as current. To date, the Lenders have not exercised any of their default rights. The company had $9.8 million of its $113 million total credit facility available as of January 31, 2003. Accelerated collections have increased this availability to $17.3 million as of March 17,

2003. Currently the Senior Lenders have not restricted the company’s access to borrow against this facility as a result of the loan default.

Restructuring and Operations

On February 19, 2003, the company announced a comprehensive two-year restructuring plan designed to return the company to profitability through consolidation of facilities and operations, reductions in headcount, and closure or divestiture of selected company business units. Approval and communication of this plan occurred in February 2003. The restructuring program will affect approximately half of the company’s locations, reducing total square footage occupied by nearly fifty percent and headcount by more than one quarter. Significant cost savings are also expected to be achieved by standardizing designs and rationalizing production of shape cutting machines across European, North American and Asian markets. Annualized full year savings of approximately $20 million will improve cash flow to pay down debt as well as restore profitability. The cash outlays related to the restructuring program are expected to be incurred over an 18 month period and are estimated to be between $11 million and $13 million. Such amounts will be expensed by the company as incurred. The company anticipates being able to fund restructuring cash costs within its current credit facility, provided the Senior Lenders do not restrict access to these funds, as a result of the loan default.

Additional non-restructuring operational improvements are being implemented across the company, including:

•	Extending the application of its successful process improvement initiative, “FASTT”, to all remaining operating locations to reduce expenses.

•	Initiating an aggressive overdue accounts collection effort.

•	Reducing the workforce at its Swedish manufacturing location by 25 people.

•	Launching a company-wide inventory reduction program aimed at increasing turnover by more than 50% within one year.

In addition, the company entered into a 10-year lease with its landlord on its existing Kent, Washington headquarters and manufacturing facility which provides a monthly cost reduction of approximately $30,000 with an option to vacate the building at the end of five years.

Comprehensive Financial Review

During the quarter, the company recorded $32.8 million in write-downs, impairments and other adjustments as outlined below:

•	The company reviewed the carrying values of assets that are expected to be converted to cash in the short-term and has adjusted the estimated recoverability of such assets, resulting in a write-down of $7.8 million of accounts receivable, inventories and customer demonstration machines. These charges are primarily a result of the economic weakness of the markets the company serves and the need to convert assets into cash as quickly as possible.

•	Statement of Financial Accounting Standard No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets”, requires companies to reassess the value of existing intangibles, such as goodwill, to ensure their value has not been impaired. The company’s review resulted in impairment charges of $7.1 million resulting from continued weakness in the automotive industry as well as weakness in the company’s European operations.

•	The company has determined that no further services will be required of its former CEO over the remaining term of his contract and has accrued all remaining contractual fees and related benefits totaling approximately $1.1 million.

•

In an effort to accelerate cash collection, the company intends to sell some of its long-term notes receivable with a face value of $10.3 million. Subsequent to quarter end, the company sold $8.9 million of these notes at a 12% discount, collecting $7.8 million in cash. The company has recorded a discount of $1.2 million against Avure, or 12% of the face value of these $10.3 million in notes.

•	The company has from time to time entered into recourse obligations with third party leasing companies and has increased its reserve $1.8 million for potential losses related to several European recourse obligations. This increase was necessary as a result of a customer bankruptcy in February 2003, as well as increasing concerns related to the financial health of several others.

•	The company had previously incurred $1 million in professional fees associated with a planned secondary stock offering and the potential spin-off of the Avure business. In connection with its discussions with TFP, the company has abandoned these equity plans and accordingly expensed all of these fees in the third quarter.

•	During the quarter the company reversed the percentage of completion revenue previously recognized on four food systems (two customers) based on the customers’ failure to fulfill their obligations under the contract terms. The associated gross margin reduction was $2.9 million.

•	During the quarter ended January 31, 2003, the company reassessed its ability to realize its net deferred tax assets. Given the size of the losses generated during the quarter and on a year-to-date basis, the company has determined it is appropriate to establish a valuation allowance covering its net deferred tax assets amounting to $5.3 million.

•	Based on management’s new direction and strategy to downsize and streamline the operations, the company adjusted various other asset values and reserves to more appropriately reflect their realizable value to the company on a prospective basis. These adjustments totaled $4.6 million.

Conference Call

Flow International will host a conference call today, March 17, 2003 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss the results. A live Webcast of the call may be found at Vcall at http://www.vcall.com. A Webcast replay of the call will also be available for two weeks.

About Flow International

Flow International Corporation is the world’s leading developer and manufacturer of ultrahigh-pressure (UHP) waterjet technology for cutting, cleaning, and food-safety applications, as well as isostatic and flexform presses. FLOW provides total system solutions for various industries, including automotive, aerospace, paper, job shop, surface preparation, and food production. For more information, visit www.flowcorp.com.

About Avure Technologies Incorporated

Avure Technologies is a wholly owned subsidiary of Flow International Corporation. Avure’s Fresher Under Pressure HPP technology destroys food-borne pathogens, including Salmonella, E. coli and Listeria. HPP also destroys other organisms that can cause health hazards and spoilage in fresh foods, without compromising taste, color, texture, or nutritional value.

For more information, visit www.avure.com.

This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words and similar expressions identify forward-looking statements but their absence does not mean that the statement is not forward-looking. These statements are only predictions and actual results could differ materially from those anticipated in these statements based on a number of risk factors, including those set forth in the April 30, 2002, Flow International Corporation Form 10-K Report filed with the Securities and Exchange Commission. Forward-looking statements in this press release include, without limitation statements regarding the benefits of the restructuring program on the company’s future; including its return to profitability, reduced working capital, improved results and enhanced global leadership position, statements regarding The Food Partners, LLC development of strategic alternatives for Avure, statements regarding the development of new long-term credit facilities and compliance with covenants, statements that cost savings will be achieved by standardized designs and rationalized production and the statements regarding the expected cash outlays and savings and the methods the company will use to fund the restructuring. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this announcement.